FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

HIVE Digital Technologies Ltd. ("HIVE" or the "Company")

#128, 7900 Callaghan Road

San Antonio, Texas 78229

Item 2 Date of Material Change

August 7, 2025.

Item 3 News Release

The press release attached as Schedule "A" was released on August 7, 2025 by a newswire company in Canada.

Item 4 Summary of Material Change

The material change is described in the press release attached as Schedule "A".

Item 5 Full Description of Material Change

The material change is described in the press release attached as Schedule "A".

Item 6 Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Darcy Daubaras

Chief Financial Officer

T: 604-664-1078

Item 9 Date of Report

August 8, 2025.

Schedule "A"

HIVE Digital Technologies Tops 15 EH/s and Provides July 2025 Production Report with 24% Monthly Increase in Production

This news release constitutes a "designated news release for the purposes of the Company's amended and restated prospectus supplement dated May 14, 2025, to its short form base shelf prospectus dated September 11, 2024.

San Antonio, Texas--(Newsfile Corp. - August 7, 2025) - HIVE Digital Technologies Ltd. (TSXV: HIVE) (NASDAQ: HIVE) (FSE: YO0) (the "Company" or "HIVE), a diversified multinational digital infrastructure company, has surpassed 15 EH/s of Bitcoin mining capacity, as Phase 2 of HIVE's Yguazú project advances towards completion. HIVE is pleased to note that Phase 2 remains on schedule for completion before the end of Summer 2025 with a target of 18 EH/s.

Additionally, the Company notes it mined 203 Bitcoin across its global operations in July, representing a 24% month-over-month increase, driven by the accelerated deployment of Phase 2 at the Company's Yguazú facility. In August to date, HIVE has mined an average of 7.5 Bitcoin per day.

July 2025 Production Highlights

  Bitcoin Produced: 203 BTC (vs. 164 BTC in June)
  Average Daily Production: 6.6 BTC/day
  Hashrate: Average hashrate of 12.8 EH/s in July, reaching a peak of 15.1 EH/s.
  Fleet Efficiency: ~19 J/TH
  BTC per EH/s: 16 BTC

Increasing Revenue Post-Halving with Accretive Growth This Fiscal Year

HIVE is pleased to report strong momentum in both total revenue and revenue per share. Since reporting $105 million in Bitcoin revenue at fiscal year-end on March 31, 2025, the Company's annualized Bitcoin mining ARR* has more than tripled to $315 million (unaudited) based upon current Bitcoin prices, hashrate and network rewards. Additionally, we estimate that in the calendar year-to-date, revenue per share has increased by 65%, rising from $0.83 to $1.37.**

Accelerating Towards 25 EH/s By American Thanksgiving

"This marks a defining chapter in HIVE's evolution," said Frank Holmes, Co-Founder and Executive Chairman. "With our hyperscaling strategy in full motion, Management believes we remain firmly on track to reach 25 EH/s by American Thanksgiving, which we expect to yield 12 Bitcoin per day in production (based on current Bitcoin mining Difficulty). Our 65% year-to-date increase in revenue per share is a testament to disciplined, accretive growth-and a powerful example of Warren Buffett's timeless insight: price is what you pay, but value is what you get. At HIVE, our mission is to create long-term shareholder value."

"With over 4 EH/s of next-generation Bitmain S21+ Hydro ASIC miners now energized at Phase 2 of the Yguazú project, we continue towards the finish line of Phase 2 being complete, at which point Phase 2 is projected to have 6.5 EH/s of hydro-cooled ASICs, bringing us to our near-term goal of aggregate global hashpower of 18 EH/s this summer," commented Aydin Kilic, HIVE's President & CEO.

To date, using our Bitcoin "pledge strategy," HIVE has pledged over $200 million worth of Bitcoin to our equipment supplier to secure our expansion to 25 EH/s. This has enabled the Company to scale the business, increase revenue and mining margin* significantly, without having to otherwise issue equity or take on debt for this required amount of investment. We believe this is highly accretive to our shareholders, as growth in ASIC hashpower has occurred without the dilution that would otherwise come from equity financing. Furthermore, the Company has the option to buy back this Bitcoin at the original pledge price. The market value of the Bitcoin today exceeds the value of the Bitcoin at the time of pledge.

"We believe our results speak for themselves," Mr. Kilic continued, "We are currently using cash flow from operations to fund all operating expenses as well as G&A for the Company. Additionally, we are fully funded for our 25 EH/s target this year, using our Bitcoin pledge strategy, which to date has an accretive effect. We believe the growth capital we have invested to scale the business is accretive to shareholder value.

Photo: Our dedicated Paraguayan team whose hard work and passion drive HIVE's mission forward.

To view an enhanced version of this graphic, please visit:

https://images.newsfilecorp.com/files/5335/261750_bdd0ebf1e44dcbb4_001full.jpg

Gabriel Lamas, HIVE's Country President in Paraguay, added, "Our team has quickly developed the expertise in the installation and operation of the Bitmain hydro-cooled ASIC miners and the container system. As we approach the finish line of Phase 2 of our Paraguay expansion in Yguazú, we are looking forward to rapidly deploying Phase 3 at our 100 MW site in Valenzuela, starting in September. Our local dedicated Paraguayan team has made me very proud, and we are able to showcase the proficiency and skills of my country's workforce, on a global scale, as we embrace HIVE's high-performance culture."

Deepening Roots in Paraguay with Lasting Social Impact

As HIVE accelerates its Bitcoin mining scale, the Company is equally focused on building a brighter future in Paraguay by creating over 300 local jobs, lighting 14 blocks of Valenzuela streets, cooling rural classrooms with upgraded electricity, and backing the local soccer team to uplift community spirit.

Paraguay shares a unique and enduring bond with the United States, rooted in a pivotal moment of history. After a devastating war, U.S. President Rutherford B. Hayes played a critical role in helping preserve Paraguayan territory, a gesture so meaningful that the country named its largest state "Presidente Hayes" in his honor. This legacy of mutual respect and shared values makes Paraguay a natural home for HIVE, where American investment is both welcomed and celebrated.

Photo: Executive Chairman Frank Holmes visits an 80-year-old school in Paraguay where HIVE installed air conditioning so students can focus, thrive, and learn in comfort.

To view an enhanced version of this graphic, please visit:

https://images.newsfilecorp.com/files/5335/261750_bdd0ebf1e44dcbb4_002full.jpg

"We're not just mining Bitcoin," said Frank Holmes. "We're investing in people, in progress, and a partnership built on trust. Paraguay offers more than clean, affordable energy-it offers a spirit of resilience and a deep respect for its enduring friendship with the United States. That legacy, rooted in President Hayes's defence of Paraguayan sovereignty, still inspires a bond between our nations. At HIVE, we're proud to build on that history by creating jobs, improving infrastructure, and helping power a brighter future for communities that deserve it most."

Photo: "With HIVE, Valenzuela lights up its future." After seeing HIVE's impact in local schools, the mayor asked for help so women and children could feel safe at night. HIVE answered the call,

installing streetlights that nowbrighten and protect the community after dark.

To view an enhanced version of this graphic, please visit:

https://images.newsfilecorp.com/files/5335/261750_bdd0ebf1e44dcbb4_003full.jpg

* "ARR" as a metric, represents revenue only, and does not represent profitability. ARR and is presented here as a measure of growth. All non-GAAP measures such as "ARR" should be read in conjunction with our quarterly and annual financial reports and should not be viewed as alternatives to, or replacements for, measures of operating results and liquidity presented in accordance with GAAP in our quarterly and annual financial statements. The ARR cited in this press release was calculated based upon revenue results for the first week of August, 2025 as compared with revenue results in the last week of December 2024. Our mining margin currently is estimated to be 55% after electricity costs, based on the current hashprice per the Bitcoin Hashprice Index (https://data.hashrateindex.com/network-data/bitcoin-hashprice-index).

As used herein, "Mining Margin" is calculated by dividing the mining profit (revenue generated from mining activities minus power costs related to those activities) by the total revenue generated from mining activities and expressed as a percentage. In mining, the most significant expense is power costs.

** The year-to-date revenue increase is based upon estimated revenue results for the last week of December 2024 as compared with revenue results for the first week of August 2025. In each case the revenue results were measured against shares outstanding at the corresponding time and prevailing Bitcoin prices.

About HIVE Digital Technologies Ltd.

Founded in 2017, HIVE Digital Technologies Ltd. builds and operates sustainable blockchain and AI infrastructure data centers, powered exclusively by renewable hydroelectric energy. With a global footprint in Canada, Sweden, and Paraguay, HIVE is committed to operational excellence, green energy leadership, and scaling the future of digital finance and computing, while creating long-term value for its shareholders and host communities.

For more information, visit hivedigitaltech.com, or connect with us on:

X: https://x.com/HIVEDigitalTech

YouTube: https://www.youtube.com/@HIVEDigitalTech

Instagram: https://www.instagram.com/hivedigitaltechnologies/

LinkedIn: https://linkedin.com/company/hiveblockchain

On Behalf of HIVE Digital Technologies Ltd.

"Frank Holmes"

Executive Chairman

For further information, please contact:

Nathan Fast, Director of Marketing and Branding

Frank Holmes, Executive Chairman

Aydin Kilic, President & CEO

Tel: (604) 664-1078

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

Forward-Looking Information

Except for the statements of historical fact, this news release contains "forward-looking information" within the meaning of the applicable Canadian and United States securities legislation and regulations that is based on expectations, estimates and projections as at the date of this news release. "Forward-looking information" in this news release includes but is not limited to: the acquisition and buildout of the newsites in Paraguay and their potential, annualized revenue projections; the timing of it becoming operational; business goals and objectives of the Company; the results of operations for July 2025; the acquisition, deployment and optimization of the mining fleet and equipment; the continued viability of its existing Bitcoin mining operations; the receipt of government consents; and other forward-looking information concerning the intentions, plans and future actions of the parties to the transactions described herein and the terms thereon.

Factors that could cause actual results to differ materially from those described in such forward looking information include, but are not limited to: the inability to enter into a binding agreement and complete the acquisition of the Paraguay site on the terms as announced or at all; the inability to complete the construction of the Paraguay acquisition on an economic and timely basis and achieve the desired operational performance; the ongoing support and cooperation of local authorities and the Government of Paraguay; the volatility of the digital currency market; the Company's ability to successfully mine digital currency; the Company may not be able to profitably liquidate its current digital currency inventory as required, or at all; a material decline in digital currency prices may have a significant negative impact on the Company's operations; the regulatory environment for cryptocurrency in Canada, the United States and the countries where our mining facilities are located; economic dependence on regulated terms of service and electricity rates; the speculative and competitive nature of the technology sector; dependency on continued growth in blockchain and cryptocurrency usage; lawsuits and other legal proceedings and challenges; government regulations;

the global economic climate; dilution; future capital needs and uncertainty of additional financing, including the Company's ability to utilize the Company's ATM Program and the prices at which the Company may sell Common Shares in the ATM Program, as well as capital market conditions in general; risks relating to the strategy of maintaining and increasing Bitcoin holdings and the impact of depreciating Bitcoin prices on working capital; the competitive nature of the industry; currency exchange risks; the need for the Company to manage its planned growth and expansion; the need for continued technology change; the ability to maintain reliable and economical sources of power to run its cryptocurrency mining assets; the impact of energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates; protection of proprietary rights; the effect of government regulation and compliance on the Company and the industry; network security risks; the ability of the Company to maintain properly working systems; reliance on key personnel; global economic and financial market deterioration impeding access to capital or increasing the cost of capital; share dilution resulting from the ATM Program and from other equity issuances; the construction and operation of facilities may not occur as currently planned, or at all; expansion may not materialize as currently anticipated, or at all; the digital currency market; the ability to successfully mine digital currency; revenue may not increase as currently anticipated, or at all; it may not be possible to profitably liquidate the current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on operations; an increase in network difficulty may have a significant negative impact on operations; the volatility of digital currency prices; the anticipated growth and sustainability of electricity for the purposes of cryptocurrency mining in the applicable jurisdictions; the inability to maintain reliable and economical sources of power for the Company to operate cryptocurrency mining assets; the risks of an increase in the Company's electricity costs, cost of natural gas, changes in currency exchange rates, energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates and the adverse impact on the Company's profitability; the ability to complete current and future financings, any regulations or laws that will prevent the Company from operating its business; historical prices of digital currencies and the ability to mine digital currencies that will be consistent with historical prices; an inability to predict and counteract the effects of pandemics on the business of the Company, including but not limited to the effects of pandemics on the price of digital currencies, capital market conditions, restriction on labour and international travel and supply chains; and, the adoption or expansion of any regulation or lawthat will prevent the Company from operating its business, or make it more costly to do so; and other related risks as more fully set out in the Company's disclosure documents under the Company's filings at www.sec.gov/EDGAR and www.sedarplus.ca.

The forward-looking information in this news release reflects the Company's current expectations, assumptions, and/or beliefs based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about the Company's objectives, goals or future plans, the timing thereof and related matters. The Company has also assumed that no significant events occur outside of the Company's normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance, and accordingly, undue reliance should not be put on such information due to its inherent uncertainty. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether because of newinformation, future events or otherwise, other than as required by law.

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